Kenyatta Computer Services LLC

Profit and Loss
January - August, 2021

	TOTAL
Income	
IT Services Rendered	296,400.62
Sales	89,087.83
Unapplied Cash Payment Income	-100.00
Uncategorized Income	61,435.00
Total Income	**$446,823.45**
GROSS PROFIT	**$446,823.45**
Expenses	
Advertising & Marketing	9,162.32
Advertising/Promotional	84.00
Bank Charges & Fees	19.60
Car & Truck	3,872.19
Contractors	233,549.54
Employee & Promotional Meals	14,021.83
Hiring Expenses	366.00
Insurance	2,513.41
Job Supplies	17,510.68
Office Supplies & Software	13,457.29
Organizational Membership Fees	414.00
Other Business Expenses	1,088.24
Payroll Expenses	40.00
Taxes	3,206.40
Wages	26,976.96
Total Payroll Expenses	**30,223.36**
QuickBooks Payments Fees	1,052.98
Reimbursable Expenses	2,823.33
Rent & Lease	13,283.34
Repairs & Maintenance	164.60
Shipping, Freight & Delivery	408.80
Travel	70,768.80
Uncategorized Expense	93.72
Uniform Expense	1,199.54
Utilities	4,737.45
Total Expenses	**$420,815.02**
NET OPERATING INCOME	**$26,008.43**
NET INCOME	**$26,008.43**